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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


      [X]   ANNUAL REPORT PURSUANT TO
            SECTION 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

                  For the Transition Period from        to
                                                 ------    ------

                         Commission file number: 1-14659
                                                 -------

                          WILMINGTON TRUST CORPORATION
           (Exact name of registrant as specified in its charter)


                                    Delaware
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            (State or jurisdiction of incorporation or organization)


                                   51-0328154
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                      (I.R.S. Employer Identification No.)

                  Rodney Square North, 1100 North Market Street
                            Wilmington, DE 19890-0001
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                    (Address of Principal Executive Offices)

                                 (302) 651-1000
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              (Registrant's telephone number, including area code)

                               Thrift Savings Plan

                              (Full title of plan)
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1.    The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation's stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2002, the names and addresses of those funds are the following:

                      Principal Large Cap Stock Index Separate Account Principal Financial Group
                      711 High Street
                      Des Moines, IA 50392

                      Putnam Equity Inc (M) Separate Account
                      Putnam Funds
                      One Post Office Square
                      Boston, MA 02109

                      Fidelity Advisor Equity Growth Separate Account Fidelity Advisor Small Cap Separate Account
                      Fidelity Advisor Overseas Separate Account
                      Fidelity Advisor Funds
                      82 Devonshire Street
                      Boston, MA 02109

                      The Wilmington Large Cap Growth Portfolio
                      The Wilmington Large Cap Value Portfolio
                      The Wilmington Large Cap Core Portfolio
                      The Wilmington Small Cap Core Portfolio
                      The Wilmington International Multi-Manager Portfolio The Wilmington Broad Market Bond Portfolio
                      The Wilmington Prime Money Market Portfolio
                      Rodney Square North
                      1100 North Market Street
                      Wilmington, DE 19890

2. The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974, will be filed as an amendment to this Form 11-K by June 29, 2002, 180 days after the end of the plan's fiscal year.
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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K as of March 20, 2003.

                                    /s/ David R. Gibson           (SEAL)
                                    ------------------------------
                                    David R. Gibson, Chairman


                                    /s/ E. Matthew Brown          (SEAL)
                                    ------------------------------
                                    E. Matthew Brown


                                    /s/ Robert J. Christian       (SEAL)
                                    ------------------------------
                                    Robert J. Christian


                                    /s/ Howard K. Cohen           (SEAL)
                                    ------------------------------
                                    Howard K. Cohen


                                    /s/ Michael A. DiGregorio     (SEAL)
                                    ------------------------------
                                    Michael A. DiGregorio


                                    /s/ William J. Farrell, II    (SEAL)
                                    ------------------------------
                                    William J. Farrell, II


                                    /s/ I. Gail Howard            (SEAL)
                                    ------------------------------
                                    I. Gail Howard


                                    /s/ Gerald F. Sopp            (SEAL)
                                    ------------------------------
                                    Gerald F. Sopp
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The undersigned certify that, to their knowledge, the Form 11-K of Wilmington
Trust Corporation's Thrift Savings Plan for 2002 fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 and that the information contained in that report fairly presents, in all material respects, the financial condition and results of operation of that plan.





                            /s/ Ted T. Cecala
                            ------------------------------------------
                            Ted T. Cecala
                            Chairman of the Board and Chief Executive Officer



                            /s/ David R. Gibson
                            ------------------------------------------------
                            David R. Gibson
                            Executive Vice President and Chief Financial Officer